

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2024

Kyle Jason Kiser
Chief Executive Officer
CONX Corp.
5701 S. Santa Fe Dr.
Littleton, CO 80120

> **Re: CONX Corp.**
> **Amendment No. 1 to Schedule TO-I**
> **Filed April 17, 2024**
> **File No. 005-92163**

Dear Kyle Jason Kiser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amended Schedule TO-I filed April 17, 2024

What interests do our directors, executive officers and Sponsor have in the Transaction?, page 5

1.      We partially reissue prior comment 7. When calculating the aggregate amount the Sponsor and affiliates have at risk based upon the current stock price, please remove the Equity Forward Transaction. Such transaction artificially deflates the amount at risk from the Sponsor. Separately highlight that the Equity Forward Transaction agreement provides that the company may at any time, and after five years is required to repurchase such securities for the initial purchase price, which protects Mr. Ergen from market risks.

Risk Factors
The other transactions that are expected to occur in connection with or subsequent to the Transaction taken together...., page 18

2.      We partially reissue prior comment 2. Please revise to also reflect the impact on the net cash per share if the private warrants are exercised on a cashless basis.

Opinion of Cabrillo Advisors, Inc. to the Independent Members...., page 24

3. We note your disclosure that the fairness opinion is "intended solely for the benefit and use of the independent members of [your] board ... and is not to be relied upon by any stockholder of the Company or the Company or by any other person or entity." Further, we note similar disclosure in the first paragraph on page 5 of the fairness opinion. Please either revise this disclosure and the fairness opinion itself to remove these statements or provide the legal basis for the company's and the advisor's belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, please disclose that the issue will be resolved by a court, resolution of the issue will have no effect on rights and responsibilities of the board under state law, and the availability of this defense has no effect on the rights and responsibilities of either the advisor or the board under the federal securities laws.

4. Please clearly discuss in this section the valuation analyses underlying the fairness opinion and any data used in the financial advisor's analysis.

5. We note that the opinion "shall not be included, summarized, or referenced in any manner in materials distributed to the stockholders or members of the Company or the Company without Cabrillo's prior written consent." Please disclose whether the advisor consents to the use of the opinion with this filing.

Information About CONX Following the Transaction, page 36

6. We partially reissue prior comment 18. We continue to note your disclosure on page 40 that you "anticipate to grow through acquisition opportunities" and that "the Company is currently involved in ongoing discussions regarding potential acquisitions with the objective of becoming a diversified operating entity focused on the future of communications and connectivity." Please revise your risk factor disclosure to specifically address the risk, if material, that you may change your current business plan for the company and seek to undertake potential acquisitions with other operating entities focused on communications and connectivity.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin at 202-551-3444 with questions regarding tender offer rules and schedules. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc:     Mario Schollmeyer, Esq.